Exhibit 10.1

AMENDMENT NO. 3 TO CREDIT AGREEMENT

THIS AMENDMENT NO. 3 TO CREDIT AGREEMENT (this "Amendment No. 3") is made and entered into effective as of the 13th day of August, 2003, by and among **ANNTAYLOR, INC.**, a Delaware corporation ("Borrower"), **THE UNDERSIGNED GUARANTORS**, and **BANK OF AMERICA, N.A.**, a national banking association in its capacity as administrative agent (in such capacity, the "Administrative Agent"), for each of the lenders (the "Lenders") now or hereafter party to the Credit Agreement referenced below.

W I T N E S S E T H:

WHEREAS, the Borrower, the Lenders, the issuing banks named therein, the syndication agents named therein, and the Administrative Agent have entered into an Amended and Restated Credit Agreement dated as of April 30, 2001, as amended by that certain Amendment No. 1 to Credit Agreement dated December 20, 2001, and Amendment No. 2 to Credit Agreement dated August 29, 2002, by and among the Borrower, the Administrative Agent and the Guarantors party thereto (as hereby amended and as from time to time further amended, supplemented, modified, replaced, or restated, the "Credit Agreement"), pursuant to which the Lenders agreed to make certain revolving credit and letter of credit facilities available to the Borrower; and

WHEREAS, each of the undersigned Subsidiaries of the Borrower is a Guarantor and has materially benefited and will materially benefit from the Loans made and to be made and the Letters of Credit issued and to be issued under the Credit Agreement; and

WHEREAS, the Borrower has requested that the Credit Agreement be amended as set forth herein and the Requisite Lenders are willing to amend the Credit Agreement as set forth herein; and

WHEREAS, the undersigned Subsidiaries consent to the amendments to the Credit Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and the fulfillment of the conditions set forth herein, and intending to be legally bound, the parties hereto do hereby agree as follows:

1. <u>Definitions</u>. The term "Credit Agreement" as used herein and in the Loan Documents shall mean the Credit Agreement as hereby amended and modified. Any capitalized terms used herein without definition shall have the meaning set forth in the Credit Agreement.

2. <u>Amendment of Section 8.03 of the Credit Agreement</u>. Subject to the terms and conditions set forth herein, subsection (j) of Section 8.03 of the Credit Agreement is hereby amended to replace the figure $2,500,000 in the second line thereof with the figure $20,000,000.

3.   Representations and Warranties. In order to induce the Administrative Agent and the Lenders to enter into this Amendment No. 3, the Borrower represents and warrants to the Administrative Agent and the Lenders as follows:

(a)   Except as previously disclosed in writing to the Lenders or as consented to and waived herein, the representations and warranties made by the Borrower in Article V of the Credit Agreement are true and correct on and as of the date hereof, except that the financial statements referred to in Section 5.01(f) (solely for the purpose of the representation and warranty contained in such Section 5.01(f) but not for the purpose of any cross reference to such Section 5.01(f) or to the financial statements described therein contained in any other provision of Section 5.01 or elsewhere in Article V) shall be those most recently furnished to each Lender pursuant to Section 6.01;

(b)   There has been no material adverse change in the condition, financial or otherwise, of the Borrower and its Restricted Subsidiaries, taken as a whole, or of ATSC and its Subsidiaries, taken as a whole, since the date of the most recent financial reports of the Borrower received by the Administrative Agent and each Lender under Section 6.01 of the Credit Agreement;

(c)   The business and properties of the Borrower and its Restricted Subsidiaries, taken as a whole, and of ATSC and its Subsidiaries, taken as a whole, are not, and since the most recent financial report of the Borrower, ATSC and its Restricted Subsidiaries received by the Administrative Agent and the Lenders under Section 6.01 of the Credit Agreement, have not been, materially adversely affected in any substantial way as the result of any fire, explosion, earthquake, accident, strike, lockout, combination of workers, flood, embargo, riot, activities of armed forces, war or acts of God or the public enemy, or cancellation or loss of any major contracts; and

(d)   No event has occurred and is continuing which constitutes, and no condition exists which upon the consummation of the transaction contemplated hereby would constitute, a Default or an Event of Default under the Credit Agreement as amended hereby which has not been waived and consented to hereby.

4.   Entire Agreement. This Amendment No. 3 sets forth the entire understanding and agreement of the parties hereto in relation to the subject matter hereof and supersedes any prior negotiations and agreements among the parties relative to such subject matter. No promise, condition, representation or warranty, express or implied, not herein set forth shall bind any party hereto, and not one of them has relied on any such promise, condition, representation or warranty. Each of the parties hereto acknowledges that, except as in this Amendment No. 3 otherwise expressly stated, no representations, warranties or commitments, express or implied, have been made by any party to the other. None of the terms or conditions of this Amendment No. 3 may be changed, modified, waived or canceled orally or otherwise, except as provided in the Credit Agreement.

5.   Full Force and Effect of Agreement. Except as hereby specifically amended, modified, waived or supplemented, the Credit Agreement and all other Loan Documents are

hereby confirmed and ratified in all respects and shall remain in full force and effect according to their respective terms.

6.   Conditions Precedent. The effectiveness of this Amendment No. 3 shall be subject to the conditions precedent that the Administrative Agent shall have received ten (10) fully executed originals of this Amendment No. 3, executed by the Required Lenders.

7.   Counterparts. This Amendment No. 3 may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

8.   Governing Law. This Amendment No. 3 shall in all respects be governed by the laws and judicial decisions of the State of New York.

9.   Enforceability. Should any one or more of the provisions of this Amendment No. 3 be determined to be illegal or unenforceable as to one or more of the parties hereto, all other provisions nevertheless shall remain effective and binding on the parties hereto.

10.   Successors and Assigns. This Amendment No. 3 shall be binding upon and inure to the benefit of each of the Borrower, the Lenders and the Administrative Agent and their respective successors, assigns and legal representatives; provided, however, that the Borrower, without the prior consent of all the Lenders, may not assign any rights, powers, duties or obligations hereunder.

11.   Consent of Guarantors. Each of the Guarantors by its execution and delivery hereof (i) consents and agrees to the amendments to the Loan Documents set forth herein and (ii) reaffirms its obligations set forth in the ATSC Guaranty or the Subsidiary Guaranty, as applicable, and each other Loan Document to which it is a party.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to be duly executed by their duly authorized officers, all as of the day and year first above written.

ANNTAYLOR, INC., as Borrower

By:

Name:

Title:

ANNTAYLOR DISTRIBUTION SERVICES, INC.
ANNTAYLOR RETAIL, INC.
ANNCO, INC., each in its capacity as a Subsidiary Guarantor

By:

Name:

Title:

ANNTAYLOR STORES CORPORATION, in its capacity as Guarantor

By:

Name:

Title:

BANK OF AMERICA, N.A., as Administrative Agent

By:_____

Name:_____

Title:_____

BANK OF AMERICA, N.A., as a Lender

By: _____

Name: _____

Title: _____

JPMORGAN CHASE BANK
(formerly known as The Chase Manhattan Bank)

By:_____

Name:_____

Title:_____

WACHOVIA BANK, NATIONAL ASSOCIATION
(formerly known as First Union National Bank)

By:_____

Name:_____

Title:_____

FLEET NATIONAL BANK

By: _____

Name: _____

Title: _____

THE CIT GROUP/BUSINESS CREDIT, INC.

By:

Name:

Title:

U.S. BANK NATIONAL ASSOCIATION (formerly known as FirstStar Bank, N.A.)

By: _____

Name: _____

Title: _____

TRANSAMERICA BUSINESS CAPITAL CORPORATION

By:

Name:

Title:

BANK LEUMI USA

By:_____
Name:_____
Title:_____

By:_____
Name:_____
Title:_____

FIFTH THIRD BANK

By:<u> </u>
Name:<u> </u>
Title:<u> </u>